May 12, 2011

Via overnight courier and EDGAR correspondence

Ms. Kate Tillan

Assistant Chief Accountant, A/D #10

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pro-Dex, Inc. — File No. 000-14942

Dear Ms. Tillan:

This letter confirms receipt of your letter to Harold A. Hurwitz dated May 10, 2011 (the “May 2011 Comment Letter”) in which you requested certain information related to Amendment No. 1 to our Form 10-K for the fiscal year ended June 30, 2010 and Amendments No. 1 to each of our Forms 10-Q for the quarters ended September 30 and December 31, 2010.

This letter also confirms our conversation of May 11, 2011 in which it was agreed that, with respect to Comment No. 2 of the May 2011 Comment Letter, we have not been requested to amend Item 1 of either of the Forms 10-Q referred to above.

Also, in our conversation of May 11, 2011 we discussed that the additional text required by Comment No. 1 of the May 2011 Comment Letter is text presently included in the original filings of the aforementioned Form 10-K and Forms 10-Q. Accordingly, it was agreed that the identification of changes in the amendments accompanying our response to the May 2011 Comment Letter will be those that appeared in the amendments accompanying our May 6, 2011 response to your April 14, 2011 letter.

We greatly appreciate your time in discussing these matters. Should you have any questions, please contact me at (949) 769-3250 to discuss.

Very truly yours,

/s/ Harold A. Hurwitz
Harold A. Hurwitz
Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)

cc:	Mr. Martin James

2361 McGaw Avenue, Irvine, CA 92614  Tel: 949-769-3200  Toll Free: 800-562-6204  Fax: 949-769-3281  www.pro-dex.com